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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 8-A

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                               SOFTLOCK.COM, INC.
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             (Exact name of registrant as specified in its charter)

             Delaware                                         84-1130229
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(State of Incorporation or Organization)       (IRS Employer Identification No.)

Five Clock Tower Place, Suite 440, Maynard MA                 01754
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(Address of principal executive offices)                   (Zip Code)

If this form relates to the registration of a class of securities pursuant to
Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box. | |

If this form relates to the registration of a class of securities pursuant to
Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box. |X|

Securities Act registration statement file number to which this form relates: N/A
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        (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

                                                         Name of each exchange
         Title of each class                             on which each class is
         to be so registered                             to be registered
         ----------------------                          ----------------------
         N/A                                              N/A

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Securities to be registered pursuant to Section 12(g) of the Act:

                                  Common Stock
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                                 Title of Class

                 INFORMATION REQUIRED IN REGISTRATION STATEMENT

ITEM 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED.

         SoftLock.com, Inc. ("SoftLock" or the "Company") was incorporated under the name Fieldcrest Corporation in the State of Delaware in December 1989. Subsequent to a reverse acquisition of SoftLock Services, Inc., the Company changed its name from Fieldcrest Corporation to SoftLock.com, Inc. to better reflect the ongoing business of the Company.

         The authorized capital stock of SoftLock consists of 50,000,000 shares of common stock, par value $.01 per share, and 5,000,000 shares of preferred stock, par value $.01 per share.

COMMON STOCK

         As of March 14, 2000, there were 12,862,841 shares of common stock outstanding and held of record by stockholders.

         Voting Rights. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights.

         Dividend Rights. Holders of common stock are entitled to receive ratably those dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to any preferential dividend rights of any outstanding preferred stock.

         Liquidation Rights. Upon the liquidation, dissolution or winding up of SoftLock, the holders of common stock are entitled to receive ratably the net assets of SoftLock available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock.

         Other Rights; Effect of Preferred Stock Issuances. Holders of the common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, when issued in consideration for payment thereof, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which SoftLock may designate and issue in the future.


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This Form 8-A only registers the common stock of the Company. Since the rights of the common stock may be materially limited by the issuance of preferred stock, the following information regarding the Company's preferred stock is given.

PREFERRED STOCK

         The board of directors of SoftLock is authorized, without further stockholder approval, to issue from time to time up to an aggregate of 5,000,000 shares of preferred stock in one or more series and to fix or alter the designation, powers, preferences and rights of each such series and the qualifications, limitations or restrictions thereof, including the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption (including sinking fund provisions), redemption price or prices, and liquidation preferences of any wholly unissued series of preferred stock and to establish from time to time the number of shares constituting any series or designations of series and to increase and decrease the number of shares of any series subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding.

         The ability of the board of directors to establish the rights of and to issue substantial amounts of preferred stock without the need for stockholder approval, while providing desirable flexibility in connection with raising capital, possible acquisitions or other corporate purposes, may have the effect of discouraging, delaying or preventing a change in control.

         Series A Preferred Stock. SoftLock has issued 53,431 shares of Series A Preferred Stock (the "Series A Preferred") to a group of five investors. The description of the Series A Preferred set forth in Item 5 of the Company's Current Report on Form 8-K dated as of December 30, 1999 is hereby incorporated by reference.

         Series B Preferred Stock. SoftLock has issued 46,875 shares of Series B Preferred Stock (the "Series B Preferred") to a group of ten investors. The description of the Series B Preferred set forth in Item 5 of the Company's Current Report on Form 8-K dated as of February 10, 2000 is hereby incorporated by reference. In connection with the issuance and sale of the Series B Preferred, the Company issued two warrants to the Series B investors, each of which allows the purchase of an aggregate of 312,500 shares of the Company's common stock for an exercise price of $.90 per share. One warrant becomes exercisable on August 15, 2000 if as of that date the Company's registration statement filed for the shares of common stock issuable upon conversion of the Series B Preferred Stock and exercise of the warrants (the "Series B Registration Statement") has not been declared effective and the Nasdaq listing application for the common stock has not been accepted. The second warrant becomes exercisable on November 15, 2000 if as of that date the Series B Registration Statement has not been declared effective and the Nasdaq listing application has been accepted. The warrants automatically terminate if they have not become exercisable as of August 15, 2000 and November 15, 2000, respectively. If the warrants become exercisable, they will expire as of February 10, 2005. The number of shares of common stock for which each warrant is exercisable and the purchase price therefor is subject to adjustment for stock dividends, subdivisions and combinations.


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ANTI-TAKEOVER EFFECTS OF VARIOUS PROVISIONS OF DELAWARE LAW AND SOFTLOCK'S
CERTIFICATE OF INCORPORATION AND BYLAWS

         SoftLock is subject to the provisions of Section 203 of the Delaware General Corporation Law. Subject to some exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained that status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to various exceptions, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock. This statute could prohibit or delay the accomplishment of mergers or other takeover or change in control attempts with respect to SoftLock and, accordingly, may discourage attempts to acquire SoftLock.

         In addition, various provisions of SoftLock's Amended and Restated Certificate of Incorporation (the "Certificate") and bylaws, which provisions are summarized in the following paragraphs, may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

         Classification of the Board of Directors. The Certificate provides that the directors of SoftLock are divided into 3 classes serving 3 year terms.

         Removal of Directors. The Certificate provides that any director or the entire board of directors may be removed only for cause and by the affirmative vote of the holders of at least 66 2/3% of the voting power of all then outstanding shares of the voting stock. This may deter a stockholder from removing incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by this removal with its own nominees.

         Stockholder Action; Special Meeting of Stockholders. The Certificate provides that stockholders may not take action by written consent. The Bylaws further provide that special meetings of stockholders of SoftLock may be called by stockholders entitled to cast 25% of all votes entitled to be cast at the meeting who have requested the meeting in writing and have delivered the request to the Company. The request must include various additional information about the requesting stockholders and the matters to be considered at the meeting. The requesting stockholders are also required to pay SoftLock its reasonable estimated costs of preparing and mailing the notice of meeting. Furthermore, no special meeting may be called to consider any matter which is substantially the same as a matter voted on at any special meeting of stockholders held during the prior 12 months unless the meeting is requested by stockholders entitled to cast a majority of all votes entitled to be cast at the meeting.

         Advance Notice Requirements for Stockholder Proposals for Annual Meetings and Director Nominations. SoftLock's bylaws provide that stockholders seeking to bring business


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before an annual meeting of stockholders, or to nominate candidates for election as directors, must provide timely notice thereof in writing and must be a stockholder of record of a class of securities entitled to vote on the business the stockholder is proposing both at the time of giving the notice and on the record date for the annual meeting. A stockholder's notice must be given by certified U.S. Mail postage prepaid and return receipt requested and addressed to SoftLock's Secretary at its principal executive offices. To be timely in the case of a stockholder proposal, the notice must be received not less than 120 days prior to the anniversary of the date of SoftLock's notice of annual meeting for the previous year's annual stockholders meeting, unless the date of the annual stockholders meeting has been changed to be more than 30 calendar days from the date of the prior year's meeting, in which case such notice by the stockholder must be received 60 days prior to the annual meeting of stockholders. To be timely in the case of a director nomination, the stockholder's notice must be received not less than 120 days prior to the anniversary of the date of SoftLock's notice of annual meeting for the previous year's annual meeting of stockholders (i) on or after April 1st and before May 1st of the year in which the meeting will be held if the meeting is to be an annual meeting and clause (ii) is not applicable, or (ii) not less than sixty
(60) days before an annual meeting, if the date of the annual meeting has been changed by more than thirty (30) days or (iii) not later than the close of business on the tenth day following the day on which notice of a special meeting of stockholders called for that purpose of electing directors is first given to stockholders. The bylaws also specify certain requirements as to the form and content of the stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors.

         Authorized but Unissued Shares. The authorized but unissued shares of common stock and preferred stock of the Company are available for future issuance without stockholder approval, subject to various limitations as may be imposed by the securities exchange or quotation system on which the shares are listed. These additional shares may be utilized for a variety of corporate purposes, including future offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of SoftLock by means of a proxy contest, tender offer, merger or otherwise.

         Supermajority Vote on Certain Matters. The Delaware General Corporation Law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or bylaws, unless a corporation's certificate of incorporation or bylaws, as the case may be, requires a greater percentage. The Certificate requires the affirmative vote of the holders of at least 66 2/3% of the voting power of all the then outstanding shares of voting stock, voting as a single class, to alter or amend Article 5 (on the Board of Directors), Article 6 (establishing such supermajority requirement), Article 8 (reserving to the Company the right to amend or repeal the Certificate) or Article 9 (limiting liability and providing for indemnification of directors, officers and employees) of the Certificate.


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TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for the common stock is Corporate Stock Transfer, Inc.

ITEM 2.  EXHIBITS.

     1. The Company's Amended and Restated Certificate of Incorporation, incorporated by reference to the Exhibit 3(i) of the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1999.

     2. The Company's Certificate of Designation of Powers, Preferences and Rights of the Series A Preferred Stock, incorporated by reference to
          Exhibit 99.4 of the Company's Current Report on Form 8-K dated December 30, 1999.

     3. The Company's Amendment No. 1 to Certificate of Designation of Powers, Preferences and Rights of the Series A Preferred Stock, incorporated by reference to Exhibit 99.2 of the Company's Current Report on Form 8-K dated February 10, 2000.

     4. The Company's Certificate of Correction to Certificate of Designation of Powers, Preferences and Rights of the Series B Preferred Stock, incorporated by reference to Exhibit 99.5 of the Company's Current Report on Form 8-K dated February 10, 2000.

     5.   The Company's Amended Bylaws.

                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934,the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

                                          SOFTLOCK.COM, INC.

Dated:  March 15, 2000                    By:  /s/ Douglas R. Johnson
                                             -----------------------------------
                                          Douglas R. Johnson
                                          Executive  Vice  President  and  Chief
                                          Financial Officer


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